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Filed Pursuant to
Rule 424(b)(3) and (c)
Registration No. 333-104705

PROSPECTUS SUPPLEMENT NO. 3 DATED AUGUST 17, 2004
TO
PROSPECTUS DATED MAY 28, 2003

UBIQUITEL INC.

10,913,607 Shares of Common Stock

        This Prospectus Supplement No. 3 (the "Prospectus Supplement") supplements our prospectus dated May 28, 2003, as supplemented by Prospectus Supplement No. 1 dated October 23, 2003 and Prospectus Supplement No. 2 dated May 11, 2004 (collectively, the "Prospectus"), relating to the public offering and sale of up to 10,913,607 shares of our common stock issued upon the exercise of warrants held by certain of our stockholders.

        This Prospectus Supplement should be read in conjunction with, and may not be delivered or utilized without, the Prospectus. This Prospectus Supplement is qualified by reference to the Prospectus except to the extent that information herein contained supersedes the information contained in the Prospectus. Capitalized terms used in this Prospectus Supplement and not otherwise defined herein have the meanings specified in the Prospectus.

SELLING STOCKHOLDERS

        As a result of the selling stockholders having exercised all of the warrants relating to the shares of our common stock covered by the Prospectus and certain of them having effected other transactions in such shares, in all cases after the date of the Prospectus and prior to the date of this Prospectus Supplement, the third paragraph and the table under the section captioned "Selling Stockholders" set forth in the Prospectus are hereby replaced and superseded in their entirety by the following:

        As of August 17, 2004, there were 92,799,294 shares of our common stock outstanding. Beneficial ownership has been determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the shares. Unless otherwise indicated in the table below, to our knowledge, all persons named in the table below have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law.

	Ownership Prior to the Offering			Ownership After the Offering
Name			Number of Shares Offered(1)
	Shares	Percentage		Shares	Percentage
BRU Holding Co., LLC(2)	7,161,342	7.7%	3,000,992	4,160,350	4.5%
Trellus Partners, L.P.(3)	4,719,891	5.1%	882,291	3,837,600	4.1%
Ballyshannon Partners, L.P.(4)	3,052,863	3.3%	1,400,463	1,652,400	1.8%
Joseph N. Walter(5)	2,811,987	3.0%	250,083	2,561,904	2.8%
Porter Partners, L.P.(6)	2,723,530	2.9%	1,000,330	1,723,200	1.9%
Talkot Crossover Fund, L.P.(7)	1,193,561	1.3%	775,000	193,231	*
Express Marine, Inc.(8)	1,174,966	1.3%	0	674,800	*
Trellus Offshore Fund Limited(9)	1,074,355	1.2%	1,074,355	0	0
Peter Lucas(10)	732,357	*	100,033	632,324	*
Sharleen Jeffrey Spousal Trust(11)	770,857	*	100,033	670,824	*
Valdis and Susan Rundans(12)	712,897	*	100,033	612,864	*
Mercantile Holdings Limited(13)	702,357	*	100,033	602,324	*
Peter Jeffrey(14)	702,357	*	100,033	602,324	*
Russell Investments(15)	560,185	*	263,185	0	0
Ballyshannon Family Partnership, L.P.(16)	500,033	*	100,033	400,000	*
Richard C. Walling, Jr.(17)	200,067	*	0	0	0
Joseph E. Kellogg(18)	100,033	*	50,000	0	0
Rich Family Partnership(19)	100,033	*	50,000	0	0
Richard C. Walling, Sr.(20)	100,033	*	0	0	0
PVGD Partnership(21)	100,033	*	0	0	0
Trellus Partners II, L.P.(22)	44,015	*	44,015	0	0

TOTAL			9,390,912

*
Represents ownership of less than 1%.

(1)
The actual number of shares of common stock offered hereby and included in the registration statement of which this prospectus forms a part includes, pursuant to Rule 416 under the Securities Act, such additional number of shares of common stock as may be issuable in connection with the shares registered for sale hereby resulting from stock splits, stock dividends, recapitalizations or similar transactions.

(2)
Includes 3,000,992 shares of our common stock issued upon exercise of the warrants issued to the selling stockholder, which is a Delaware limited liability company and controlled by Bruce E. Toll, a director of UbiquiTel. Also includes 4,380,350 shares held by the selling stockholder and 30,000 shares issuable upon the exercise of stock options held by Mr. Toll presently exercisable or exercisable within 60 days of August 17, 2004. Mr. Toll is the sole member of BRU Holding Co., LLC and has voting and investment power over the shares. The address of BRU Holding Co., LLC and Mr. Toll is 3103 Philmont Avenue, Huntingdon Valley, Pennsylvania 19006.

(3)
Includes 882,291 shares of our common stock issued upon exercise of the warrants issued to the selling stockholder, which is a Delaware limited partnership. Excludes 1,118,370 shares of our common stock issued upon exercise of the other warrants initially issued to the selling stockholder, which warrants, prior to exercise, were transferred by the selling stockholder to its affiliates, Trellus Offshore Fund Limited and Trellus Partners II, L.P. Adam Usdan is the controlling member of Trellus Company, LLC, a Delaware limited liability company, which is the general partner of the selling stockholder, and has voting and investment power over the shares. The address of Trellus Partners, L.P. is 350 Madison Avenue, 9th Floor, New York, NY 10017.

(4)
Includes 1,400,463 shares of our common stock issued upon exercise of the warrants issued to the selling stockholder, which is a Pennsylvania limited partnership. Bruce E. Terker is the President of Ballyshannon Partners, Inc., a Pennsylvania corporation, which is the general partner of the selling stockholder, and has voting and investment power over the shares. The address of Ballyshannon Partners, L.P. is 325 Bryn Mawr Avenue, Bryn Mawr, PA 19010.

(5)
Includes 250,083 shares of our common stock issued upon exercise of the warrants issued to the selling stockholder, who is a director of UbiquiTel. Also includes 2,531,904 shares held by The Walter Group, Inc., a Washington corporation. Mr. Walter is a principal of The Walter Group, Inc. and may be deemed to be the beneficial owner of the shares held by The Walter Group, Inc. The Walter Group provided consulting services to UbiquiTel in 2000. Mr. Walter disclaims beneficial ownership of such shares. Also includes 30,000 shares issuable upon the exercise of stock options held by Mr. Walter presently exercisable or exercisable within 60 days of August 17, 2004. The address of Mr. Walter and The Walter Group, Inc. is 516 36th Avenue East, Seattle, WA 98112.

(6)
Includes 1,000,330 shares of our common stock issued upon exercise of the warrants issued to the selling stockholder, which is a California limited partnership. Jeffrey H. Porter is its general partner and has voting and investment power over the shares. The address of Porter Partners, L.P. is 300 Drakes Landing Road, Suite 175, Greenbrae, CA 94904.

(7)
Represents the unsold portion of the 1,000,330 shares of our common stock issued upon exercise of the warrants issued to the selling stockholder, which is a California limited partnership. The selling stockholder sold an aggregate of 225,330 shares of our common stock after the date of the Prospectus and prior to the date of this Prospectus Supplement. Thomas B. Akin is its managing partner and has voting and investment power over the shares. The address of Talkot Crossover Fund, L.P. is 2400 Bridgeway, Suite 300, Sausalito, CA 94965.

(8)
The selling stockholder sold an aggregate of 440,166 shares of our common stock after the date of the Prospectus and prior to the date of this Prospectus Supplement, which shares represented the remaining shares of such selling stockholder being offered hereby. Richard C. Walling, Jr. is the Vice President of Express Marine, Inc. and has voting and investment power over the shares. The address of Express Marine, Inc. is 1150 First Avenue, Suite 600A, King of Prussia, PA 19406.

(9)
Represents 1,074,355 shares of our common stock issued upon exercise of the warrants transferred to the selling stockholder by an affiliate of the selling stockholder, as described in note 3 above. Adam Usdan is the controlling member of Trellus Company, LLC, a Delaware limited liability company, which is the general partner of the selling stockholder, and has voting and investment power over the shares. The address of Trellus Offshore Fund Limited is 350 Madison Avenue, 9th Floor, New York, NY 10017.

(10)
Includes 100,033 shares of our common stock issued upon exercise of certain of the warrants issued to CBT Wireless Investments, L.L.C. ("CBT Wireless"), a Washington limited liability company of which the selling stockholder, a director of UbiquiTel, is the controlling member. These shares were transferred by CBT Wireless to the selling stockholder by virtue of a distribution by CBT Wireless to its members of all of our shares of common stock beneficially owned by it. Also includes 602,324 shares held by the selling stockholder. Mr. Lucas served as the Interim Chief Financial Officer of UbiquiTel from its inception until July 2001, except for a two-month period during late 2000. Also includes 30,000 shares issuable upon the exercise of stock options held by Mr. Lucas presently exercisable or exercisable within 60 days of August 17, 2004. The address of Mr. Lucas is 1733 H Street, #330-141, Blaine, Washington 98230.

(11)
Includes 100,033 shares of our common stock issued upon exercise of certain of the warrants issued to CBT Wireless, of which the selling stockholder is a member. These shares were transferred by CBT Wireless to the selling stockholder by virtue of the distribution described in note 10 above. The address of the Sharleen Jeffrey Spousal Trust is 1733 H Street, #330-141, Blaine, Washington 98230.

(12)
Includes 100,033 shares of our common stock issued upon exercise of certain of the warrants issued to CBT Wireless, of which the selling stockholders, as husband and wife, are members. These shares were transferred by CBT Wireless to the selling stockholders by virtue of the distribution described in note 10 above. The address of Mr. and Mrs. Rundans is #14 - 26112 Twp. Road 511, Spruce Grove, Alberta T7Y 1B6 Canada.

(13)
Includes 100,033 shares of our common stock issued upon exercise of certain of the warrants issued to CBT Wireless, of which the selling stockholder is a member. These shares were transferred by CBT Wireless to the selling stockholder by virtue of the distribution described in note 10 above. The address of Mercantile Holdings Limited is 1201 Camino Del Mar, Suite 203, Del Mar, California 92014.

(14)
Includes 100,033 shares of our common stock issued upon exercise of certain of the warrants issued to CBT Wireless, of which the selling stockholder is a member. These shares were transferred by CBT Wireless to the selling stockholder by virtue of the distribution described in note 10 above. The address of Mr. Jeffrey is RR # 1, Leduc, Alberta T9E 2X1 Canada.

(15)
Represents the unsold portion of the 560,185 shares of our common stock issued upon exercise of the warrants issued to the selling stockholder. On June 28, 2004, the selling stockholder sold an aggregate of 50,000 shares of such common stock. John Russell is its Chief Executive Officer and has voting and investment power over the shares. Mr. Russell is the brother of Dean Russell, our Chief Operating Officer. The address of Russell Investments is 1021 Troublesome Creek Lane, Greensboro, GA 30642.

(16)
Includes 100,033 shares of our common stock issued upon exercise of the warrants issued to the selling stockholder, which is a Pennsylvania limited partnership. Bruce E. Terker is the President of Ballyshannon Partners, Inc., a Pennsylvania corporation, which is the general partner of the selling stockholder, and has voting and investment power over the shares. The address of Ballyshannon Family Partnership, L.P. is 325 Bryn Mawr Avenue, Bryn Mawr, PA 19010.

(17)
The selling stockholder sold an aggregate of 160,067 shares of our common stock after the date of the Prospectus and prior to the date of this Prospectus Supplement, which shares represented the remaining shares of such selling stockholder being offered hereby. The address of Richard C. Walling, Jr. is 1150 First Avenue, Suite 600A, King of Prussia, PA 19406.

(18)
Represents the unsold portion of the 100,033 shares of our common stock transferred by 305 Investments to the selling stockholder by virtue of a distribution by 305 Investments to its limited partners, including the selling stockholder, of all of the shares of our common stock issued to 305 Investments upon the exercise of warrants to purchase 500,166 shares of our common stock. The selling stockholder sold an aggregate of 50,033 shares of such common stock after the date of the Prospectus and prior to the date of this Prospectus Supplement. The address of Joseph E. Kellogg is 2081 Stewart Drive, Hatfield, Pennsylvania 19440.

(19)
Represents the unsold portion of the 100,033 shares of our common stock transferred by 305 Investments to the selling stockholder by virtue of a distribution by 305 Investments to its limited partners, including the selling stockholder, of all of the shares of our common stock issued to 305 Investments upon the exercise of warrants to purchase 500,166 shares of our common stock. The selling stockholder sold an aggregate of 50,033 shares of such common stock after the date of the

  Prospectus and prior to the date of this Prospectus Supplement. The address of Rich Family Partnership is 882 Village Circle, Blue Bell, Pennsylvania 19422.

(20)
The selling stockholder sold an aggregate of 100,033 shares of our common stock after the date of the Prospectus and prior to the date of this Prospectus Supplement, which shares represented the remaining shares of such selling stockholder being offered hereby. The address of Richard C. Walling, Sr. is 700 Mill Creek Road, Gladwyne, Pennsylvania 19035.

(21)
The selling stockholder sold an aggregate of 100,033 shares of our common stock after the date of the Prospectus and prior to the date of this Prospectus Supplement, which shares represented the remaining shares of such selling stockholder being offered hereby. The address of PVGD Partnership is c/o Richard J. Walling, Jr., 305 Princeton Court, Bryn Mawr, Pennsylvania 19010.

(22)
Represents 44,015 shares of our common stock issued upon exercise of the warrants transferred to the selling stockholder by an affiliate of the selling stockholder, as described in note 3 above. Adam Usdan is the controlling member of Trellus Company, LLC, a Delaware limited liability company, which is the general partner of the selling stockholder, and has voting and investment power over the shares. The address of Trellus Partners II, L.P. is 350 Madison Avenue, 9th Floor, New York, NY 10017.

SEE "RISK FACTORS" SET FORTH IN THE PROSPECTUS TO READ ABOUT IMPORTANT FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

        These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of the Prospectus or this Prospectus Supplement. Any representation to the contrary is a criminal offense.

        The date of this Prospectus Supplement is August 17, 2004.

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SELLING STOCKHOLDERS